Exhibit (a)(5)(I)

CONTACT:	FOR IMMEDIATE RELEASE

Robert H. Barghaus
Chief Financial Officer
(203) 661-1926, ext. 6668

BLYTH, INC. ANNOUNCES FINAL RESULTS

OF DUTCH AUCTION TENDER OFFER

GREENWICH, CT, USA, July 16, 2004: Blyth, Inc. (NYSE:BTH), a leader in home décor and home fragrance products, announced today the final results of its Dutch auction self-tender offer, which expired at 5:00 p.m., New York City time, on Friday, July 9, 2004.

Based on the final count by EquiServe Trust Company, N.A., the depositary for the tender offer, 6,916,391.155 shares of common stock, including 2,276,101 shares that were tendered conditionally, were properly tendered and not withdrawn at or below $35.00 per share. Blyth exercised its right to purchase up to an additional 2% of its outstanding shares without extending the tender offer and has accepted for purchase 4,906,616.155 of these shares at the price of $35.00 per share. Blyth will not accept for purchase 2,009,775 shares that were tendered conditionally as to which the conditions of the tender were not satisfied. Payment for the shares accepted for purchase will be made promptly by the depositary. The aggregate purchase price of the shares purchased by Blyth through the tender offer, excluding fees and expenses associated with the tender offer, is approximately $171.7 million. As a result of the completion of the tender offer, and immediately following payment for the tendered shares, Blyth will have 40,846,661 shares of common stock outstanding.

The co-dealer managers for the tender offer are Lane, Berry & Co. International and Georgeson Shareholder Securities Corporation, and the information agent is Georgeson Shareholder Communications, Inc. The depositary is EquiServe Trust Company, N.A. For questions or information, please call the information agent toll free at (800) 733-6860.

Blyth, Inc., headquartered in Greenwich, CT, USA, is a home expressions company competing primarily in the home fragrance, home décor, seasonal decorations and gift industry. The Company designs, markets and distributes an extensive array of candles, home fragrance products, decorative accessories, seasonal decorations and household convenience items, as well as tabletop lighting and chafing fuel for the Away From Home or foodservice trade. Blyth manufactures most of its candles and sources nearly all of its other products. Its products are sold direct to the consumer under the PartyLite® brand, to retailers in the premium and specialty retail channels under the Colonial Candle of Cape Cod®, Colonial at HOME®, Carolina®, CBK®, Seasons of Cannon Falls® and Holiday365™ brands, to retailers in the mass retail channel under the Florasense®, Ambria®, FilterMate® and Sterno® brands, to consumers in the catalog and Internet channel under the Miles Kimball®, Exposures®, Walter Drake®, The Home Marketplace® and Directions…the path to better health® brands, and to the Foodservice industry under the Sterno®, Ambria® and HandyFuel® brands. In Europe, Blyth’s products are also sold under the PartyLite®, Colonial®, Gies®, Liljeholmens®, Ambria®, Carolina® and Kaemingk® brands.

Blyth, Inc. may be found on the Internet at www.blyth.com.

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